EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

January to March 2020

Item 3	News Releases

News release dated April 7, 2020.

Item 4	Summary of Material Change

In January 2020, the Company granted 100,000 stock options, with a term of five years and exercise price of $0.25, to an employee.  The Company also issued 666,667 common shares to a consultant for services provided.  In March 2020, the Company issued 28,716 common shares pursuant to termination of an agreement.

During March 2020, the Company terminated three positions:  M&A Product Acquisition Analyst, its Vice-President of Chemistry, Manufacturing and Controls and Technology/Technical Development and its Regional Manager - Europe and Chief Medical Officer.

The Company announced on April 7, 2020 that it has resolved all disputes with its former executives Patrick J. Rolfes and Ross Franklin.  Consideration for the settlement included an assignment of the Company’s membership interest in  California-based Pivot Naturals, LLC, payment of US$200,000 on two (2) closing dates and payment of three (3) monthly rents due for the lease of 3595 Cadillac Avenue in Costa Mesa, California. Following the settlement, the Company has strategically exited the California cannabis market.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Interim Chief Executive Officer of the Company, at (604) 805-7783.

Item 9	Date of Report

April 7, 2020

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SCHEDULE “A”

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BetterLife Pharma Provides Shareholder Update

VANCOUVER, April 7, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that the launch of its branded products is on target for the second and third quarter despite of the disruption to the global supply chain.

Our white-labelled and unique patent protected products will be launched in Q2 in a direct-to-consumer model. The first range of products to launch under the brand available in the US marketplace will include topicals, tinctures, and gummies. The Company also recognizes the high priority for consumers health and wellness in the current environment and is accelerating the launch of a line of CBD Multi-benefit supplements and Immunity Boosting products in Q3.

Our brand will launch unique products that will meet the ever changing needs for today’s consumers in our current and complex world. Our products are designed to provide solutions and address problems related to stress, anxiety, sleep and in general, living a better life.

“During the first quarter, BetterLife operations and scientific team successfully tech transferred its formulations to commercial manufacturing facilities in the U.S. while Mr. Joseph Mimran and his consulting firm (Joseph Mimran and Associates) developed the branding and packaging for our branded products. I want to thank both teams who worked tirelessly in a very challenging social and business environment to ensure successful launch of our products in the coming weeks.”, said Ahmad Doroudian, interim CEO.

BetterLife is also pleased to announce that it has amicably resolved all disputes with its former executives Patrick J. Rolfes and Ross Franklin.

BetterLife continues to aggressively pursue M&A opportunities, including those in the nutraceutical space.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. BetterLife has developed pharmaceutical grade products including CBD, phytocannabinoid and micronutrient derived formulations utilizing proprietary drug delivery technologies that are unique, patent protected and with clear superior benefits to the user such as high absorption, low bioburden and ease of use. BetterLife is uniquely positioned to execute on its brand leader strategy in its main markets in US and Canada.

Please visit www.abetterlifepharma.com for more information or contact:

Ahmad Doroudian, Chief Executive Officer

Ahmad.Doroudian@blifepharma.com

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. BetterLife does not undertake any obligation to update such forward-looking statements, except as required by law.

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